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Tel.: (604) 682-4002
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November 2, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Reports 2015 Third Quarter Results

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins” or the “Company”) reports its operating and financial results for the third quarter ended September 30, 2015 (“Q3 2015”). The comparative period is the third quarter ended September 30, 2014 (“Q3 2014”). All results are presented in United States dollars (“US Dollars”) unless otherwise stated. Readers should refer to the 2015 management discussion and analysis and condensed interim consolidated financial statements for complete information.

As a result of the current sustained decrease in the spot gold price and subsequent changes to the San Francisco mine plan as well as changes to the Company’s areas of exploration focus and changes to the estimated recoverable ounces contained within the leach pad inventory, the Company recorded a total impairment of mineral properties, plant and equipment and other assets of $226.5 million during the period.

Mark Backens, Interim CEO and a Director of the Company, stated “the decline in gold price has necessitated changes in mining operations at San Francisco and taking a large impairment on the asset. Our focus going forward is to structure our operations and balance sheet to protect the Company and allow us to advance our development projects, Ana Paula and Caballo Blanco. We have modified our mine plan to maximize cash flow while maintaining flexibility to respond to changing market conditions. We have implemented and are continuing to implement numerous cost saving efforts including the reduction of workforce, primarily at the San Francisco Mine along with other mine site, operations and corporate G&A savings, including a 50 percent reduction in fees to directors.

During the quarter we acquired the El Sauzal mill and sundry equipment for the Ana Paula gold project from Goldcorp Inc. This transaction yields major savings in capex and has immediately and positively impacted the already robust economics at Ana Paula. Given the grade and capital efficiency of Ana Paula coupled with in-house Mexican expertise we are very confident significant value will be added to benefit our shareholders.”

The Company achieved production of 23,387 gold ounces for the quarter and a summary of the operating results is shown below.

Category	Q3 2015	Q3 2014	% Change
Ore Processed (Dry t)	2,200,292	2,213,740	(0.6)
Average Grade Processed (g/t Au)	0.51	0.50	1.2
Low Grade Stockpiled (t)	16,030	67,597	(76.3)
Average Grade Stockpiled (g/t Au)	0.41	0.25	67.3
Waste Mined (t)	7,000,474	6,208,303	12.8
Total Mined (t)	8,963,353	8,225,825	9.0
Strip Ratio	3.57	3.08	15.9
Gold Produced (oz)	23,387	26,671	(12.3)
Silver Produced (oz)	10,539	18,800	(43.9)
Gold Sold (oz)	23,387	26,671	(12.3)
Silver Sold (oz)	10,539	18,800	(43.9)
Days	92	92	0.0
Average Ore Processed (t/d)	23,916	24,062	(0.6)
Average Total Mined (t/d)	97,428	89,411	9.0
Realized Gold Price	$1,137	$1,284	(11.4)

San Francisco

The San Francisco Mine is expected to produce approximately 90,000 gold ounces for fiscal 2015 (previously between 100,000 and 110,000 gold ounces) at a cash cost of $1,000 to $1,050 per gold ounce (previously $875 to $925 per gold ounce). Primary causes for the reduced production are lower than expected grade to the leach pads and marginally lower crusher throughput. During October 2015, 8,178 ounces of gold were produced, resulting in 78,589 ounces of gold being produced for the ten months ended October 31, 2015.

A comprehensive review has been completed on all inputs used in derivation of the mine plan as well as review and revision of all facets of mine operations to increase efficiency and precision. Assuming the gold price remains in its current range over the next year, open pit operations will continue up to mid-2016, at which point the Mine would be placed on care and maintenance. Heap leach operations would continue through to early-2017. Production guidance for fiscal 2016 is between 65,000 and 70,000 gold ounces with a cash cost of approximately $700 to $750 per gold ounce. In the event of a sustained increase in the gold price, the Company could continue operations as outlined in the most recently published NI-43 101 technical report (dated December 6, 2013), which would see production continuing up to 2022 (based on reserves at a $1,250/oz gold price).

Ana Paula
The Company is making good progress at Ana Paula and has made some positive steps forward towards a feasibility level including:

-	Completed acquisition of El Sauzal process plant and infrastructure from Goldcorp;
-	Completed 2,000 meter drill program that provides metallurgical test work samples;
-	Updating the current resource;
-	Optimizing the mine plan;
-	Optimizing process flow sheets; and,
-	Initial work in support of the permitting process.

Caballo Blanco
The Company continues to advance the project and has:

-	Engaged with government authorities, community member and local stakeholders;
-	Initiated a thorough review and update of the current Environmental Impact Assessment; and,

-	Commenced technical optimization studies.

Q3 2015 HIGHLIGHTS

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Mining activities relating to the underground pilot program were completed in September with 451 meters of ramp and vein drifts developed. The pilot program successfully confirmed the rock quality, morphology and continuity of the mineralization and the associated costs of exploitation. A total of 757 ounces were placed on the leach pad contained in 8,064 tonnes. Additional work and evaluation of continued underground activities and mine design are currently under review.

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Metal revenues were $26.6 million, compared to $34.2 million during Q3 2014. This represents a 22% decrease over the prior year, primarily due to gold ounces sold decreasing to 23,387 ounces versus 26,671 ounces during Q3 2014, and a lower average realized gold price over the prior year period. The average London PM Fix price was $1,124 per gold ounce, compared to $1,282 per gold ounce during Q3 2014.

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Loss from operations was $230.2 million, compared to earnings from operations of $3.9 million during Q3 2014. This difference was mainly due to the total impairment charge of $226.5 million during the period as well as the decreased metal revenues.

-	Loss and total comprehensive loss was $180.7 million or $0.63 per share, compared earnings and total comprehensive income to $1.6 million or $0.01 per share during Q3 2014.

-	Cash flows used by operating activities were $0.9 million, compared to cash flows provided by operating activities of $4.8 million during Q3 2014.

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Cash and cash equivalents at September 30, 2015 were $10.4 million after investing $3.3 million on exploration, $0.4 million on sustaining capital, $2.4 million on expansion programs, and $3.5 million on deferred stripping. Also, the Company received $4.0 million of its VAT receivable in cash during Q3 2015. Cash and cash equivalents at September 30, 2014 were $50.2 million after investing $3.1 million on exploration, $0.6 million on sustaining capital, $1.5 million on expansion programs, $4.3 million on deferred stripping and $0.2 million paying down payables related to prior period expenditures. The Company received $2.8 million of its VAT receivable in cash during Q3 2014.

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The Company’s cash position of $10.4 million at September 30, 2015 improved in October 2015 by a C$6.0 million private placement of common shares and warrants with Goldcorp Inc. and by sales of 8,178 ounces of gold. The Company has a $10.2 million loan facility maturing on December 31, 2015, and the Company is negotiating with the lender to extend the maturity date over fiscal 2016.

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The Company produced and sold 23,387 ounces of gold, compared to 26,671 during Q3 2014. The change from prior year is primarily due to the grade of the ore stacked during the preceding quarter (0.53 g/t during Q2 2015 versus 0.64 g/t during Q2 2014).

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The Company’s cash cost per ounce on a by-product basis was $1,026 (all-in sustaining cash cost per ounce on a by-product basis - $1,105), compared to $856 (all-in sustaining cash cost per ounce on a by-product basis - $994) during Q3 2014. This increase in cash costs is primarily driven by the higher amount of waste tonnes being costed to inventory due to the higher strip areas within the pit phases being mined during the current quarter.

SUMMARIZED FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) except where noted	Q3 2015	Q3 2014
Gold sold (oz)	23,387	26,671
Silver sold (oz)	10,539	18,800
Metal revenues	$26,585	$34,235
Production costs, excluding depreciation and depletion	$24,132	$23,142
(Loss) earnings from operations	$(230,243)	$3,914
(Loss) earnings	$(180,713)	$1,567
(Loss) earnings per share, basic and diluted	$(0.63)	$0.01
Cash flows (used in) provided by operating activities	$(909)	$4,819
Total cash and cash equivalents, end of period	$10,431	$50,210
Total assets, end of period	$147,697	$299,181
Total cash costs per gold ounce on a by-product basis	$1,026	$856
All-in sustaining cash cost per ounce gold	$1,105	$994
Average realized gold price per gold ounce	$1,137	$1,284

Reminder of Q3 2015 results conference call:

The Company’s senior management will host a conference call November 3, 2015 at 11:00 am (ET) to discuss the third quarter 2015. Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the passcode 550368 or by following this link:
https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=0130510669&Conf=175861

After entering your information, you will be given a passcode and pin # that you will need to join the conference call. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin #. A replay of the call will be available after the call until November 8, 2015, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 5503681. A live and archived audio webcast will also be available at www.timminsgold.com.

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., a Vice President of Engineering and Project Development, who is recognized as a QP under NI 43-101.

About Timmins Gold

The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora which provides a base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the Ana Paula and Caballo Blanco gold projects.

Contacts:
Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to liquidity, working capital management and to production (including production at Ana Paula and Caballo Blanco), possible capital savings and estimates of pre-production capital at Ana Paula, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.